UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 – NIRE 35.3.0015881-4

Ordinary and Extraordinary Shareholders’ Meeting

CALL NOTICE

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to the Ordinary and Extraordinary Shareholders’ Meeting to be held at 11:00 a.m. on April 26, 2017, at the Company’s head office, at Avenida Eng. Luiz Carlos Berrini, 1376, 20th floor, auditorium, Cidade Monções neighborhood, in the Capital of the State of São Paulo, to resolve about the following agenda:

At the Ordinary Shareholders’ Meeting:

  Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2016, as per the Shareholders Meeting Manual;

2.    Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2017, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”), as per the Shareholders Meeting Manual;

3.    Resolve on the profitability allocation for the fiscal year ended December 31, 2016 and on the distribution of dividends to the shareholders of the Company, as per the Shareholders Meeting Manual;

4.    Ratify the election of the board member elected at the Board of Directors Meeting held on January 4, 2017, pursuant to the Corporations Law;

5.    Appointment of candidates for the Fiscal Board for a new term.

At the Extraordinary Shareholders’ Meeting:

6.    Re-ratify the amount of the global annual remuneration of the administrators and members of the Fiscal Board in the fiscal year ended December 31, 2016, as per the Shareholders Meeting Manual; and

7.    Fix the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2017, as per the Shareholders Meeting Manual.

General Instructions:

(i)  In accordance with Article 12 of the Bylaws:

- May only participate and vote at the Shareholders’ Meeting, the shareholders whose shares are registered in their name in the proper book, up to 72 (seventy two) hours before the date appointed for the respective Meeting; and

- The shareholders participating in the Fungible Custody of Registered Shares of the Brazilian Stock Exchange must present an extract containing the respective shareholding, issued by the custodian body up to 72 (seventy two) hours before the date designated for the Meeting, in accordance with the Shareholders’ Meeting Manual.

(ii) The shareholder's participation may be personal, by legally constituted attorney/ legal representative or via a remote vote bulletin, and detailed guidance on the documentation required in each case is mentioned in the Shareholders’ Meeting Manual published on this date:

- Personal: If the shareholder chooses to participate personally in the Meeting, the shareholder must attend the Meeting with a document proving their identity (identity card and CPF).

- Representation in the Meeting by Attorneys/Legal Representative: In order to confer more celerity and efficiency to the work of the Shareholders’ Meeting, in accordance with the provisions of paragraph 2 of article 12 of the Bylaws, in case the shareholder chooses to exercise its right to vote in the Meeting through an attorney or legal representative, as the case may be, the Company hereby informs that the representation and documentation mandates described in the Shareholders’ Meeting Manual shall be deposited at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, 28º andar, CEP 04571-936, Cidade Monções, in the Capital of the State of São Paulo, to the attention of the Investor Relations Office (telephone: (011) 3430.3687), on business days, from Monday to Friday, from 9:00 am to 6:00 pm, up to 72 (seventy-two) hours before the date designated for the Meeting.

- Remote Vote Bulletin: If the shareholder chooses to exercise his right to vote remotely, pursuant to CVM Instruction 481/09, as amended ("ICVM 481"), he/she may send the vote bulletin through his/her respective custody agent, through the Company's custody agent or directly to the Company, according to the guidelines contained in the Shareholders’ Meeting Manual.

(iii) The documents listed in Article 133 of the Law of Corporations were published in Valor Econômico and Official Gazette of the State of São Paulo on February 22, 2017.

(iv) All documents related to the agenda are available to shareholders at the Company’s head office, and may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company's website (www.telefonica.com.br/ir), in accordance with the provisions of the Law of Corporations and CVM Instruction no. 481/2009, as amended.

São Paulo, March 23, 2017.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 23, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director